By Fax:  Mr. Blain:      813 228-6422
         Mr. Whitney:    813 754-7606

                                                                  March 31, 1994

Mr. Buddy Blain

and

Mr. Sam Whitney
Vindicator, Inc.
Suite 3
1801 Thonotosassa Road
Plant City, Florida
33566


Dear Buddy and Sam,

As you know, the payment of indebtedness to Nordion comes due on September 4, 1994. We understand that payment cannot be made on that date and we would like to endeavor to accommodate the continuation of the business without realization of our security. However, the items raised on July 26, 1993 at the time of our ceasing to have Nordion nominees on the Board have not been remedied, and continue to be of concern. You have indicated that you are moving to resolve these matters and hence we are agreeable to continue to be patient, provided certain objectives are achieved within a specified time frame.

Specifically, we agree to extend the date for repayment of the indebtedness for a period of 12 months (to September 4, 1995, "maturity") on the following conditions, each of which, if not fulfilled, will also constitute an event of default under the existing security arrangements.

1. A new President and Chief Executive Officer, as well as new senior management of the company will be appointed within two months.

2. A comprehensive business plan will be developed and approved for implementation within four months.

3. Financing will be obtained in order to maintain all accounts on a current basis and additional financing will be obtained sufficient to cover all forecasted operating losses and payment in full to Nordion of the outstanding debt.

4. Interest will accrue on the indebtedness from September 4, 1994 at the U.S. prime rate then in effect plus 1% and shall be payable quarterly.

5. Vindicator will not directly or indirectly make any capital expenditures in excess of $500,000 from the date hereof to maturity without a matching repayment to Nordion of its indebtedness.

As a further condition, any Cobalt-60 on the premises, not owned by Vindicator may be removed by Nordion in its discretion at any time.

If the above is acceptable, please sign where indicated on the enclosed copy of this letter for your convenience of reply. We anticipate being kept advised of the progress and activities of the corporation on a general basis relative to the projections in the business plan. We would hope that the close relationship between Vindicator and Nordion is firmly re-established. As an example, we would be pleased to host a visit to Nordion by the new president of Vindicator and of course he or she would also be interested in establishing a positive and mutually helpful relationship with Nordion.

We hope the above offer and conditions are seen as they are intended, as an example of our continuing support for Vindicator in its efforts in food irradiation.

                                              Sincerely,
                                              NORDION INTERNATIONAL INC.


                                              by:
                                                  ------------------------------
                                                  F.M. Fraser

The foregoing is agreed and accepted

VINDICATOR, INC.


by:
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Date:
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